THRIVELAB CO

Financial Statements

Years Ended December 31, 2025 and 2024

Prepared by Management in Accordance with

U.S. Generally Accepted Accounting Principles (GAAP)

Thrivelab Co | 701 North Green Valley Pkwy, Suite 213 | Henderson, NV 89074

EIN: 85-3043099

THRIVELAB CO
Balance Sheet
As of December 31, 2025 and 2024

(in whole dollars)	Dec 31, 2025	Dec 31, 2024
ASSETS		
Current Assets		
Cash and cash equivalents	21,516	14,943
Accounts receivable, net	4,296	3,078
Other current assets	61,443	56,590
Total Current Assets	**87,255**	**74,611**
Non-Current Assets		
Investments in other entities	1,112,901	540,874
Fixed assets, net	25,248	81,798
Total Non-Current Assets	**1,138,149**	**622,672**
TOTAL ASSETS	**1,225,404**	**697,283**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	410,512	525,580
Deferred revenue	75,781	62,132
Other current liabilities	5,995	6,660
Total Current Liabilities	**492,288**	**594,372**
Non-Current Liabilities		
Loans payable	651,237	87,619
Shareholder loans	5,699,584	5,007,160
Total Non-Current Liabilities	**6,350,821**	**5,094,779**
TOTAL LIABILITIES	**6,843,108**	**5,689,151**
Shareholders' Equity (Deficit)		
Share capital	2,288,087	2,288,087
Accumulated deficit	(7,905,792)	(7,279,954)
Total Shareholders' Equity (Deficit)	**(5,617,705)**	**(4,991,867)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,225,404**	**697,283**

THRIVELAB CO
Income Statement
For the Years Ended December 31, 2025 and 2024

(in whole dollars)	2025	2024
Revenue	**5,383,830**	**6,118,982**
Cost of goods sold	(2,400,463)	(2,406,674)
Gross Profit	**2,983,367**	**3,712,308**
Operating Expenses		
Sales & marketing	(1,050,873)	(983,165)
Research & development	(395,318)	(475,410)
General & administrative	(1,455,378)	(1,374,044)
Total Operating Expenses	**(2,901,569)**	**(2,832,619)**
Operating Income	**81,798**	**879,689**
Non-operating income/(expense)	(707,635)	(1,290,144)
NET LOSS	**(625,837)**	**(410,455)**

THRIVELAB CO
Statement of Cash Flows
For the Year Ended December 31, 2025

(in whole dollars)	2025
OPERATING ACTIVITIES	
Net loss	(625,837)
Adjustments to reconcile net loss to net cash:	
Depreciation of fixed assets	56,550
Changes in operating assets and liabilities:	
Accounts receivable, net	(1,218)
Other current assets	(4,853)
Accounts payable and accrued expenses	(115,068)
Deferred revenue	13,649
Other current liabilities	(666)
Net Cash Used in Operating Activities	**(677,442)**
INVESTING ACTIVITIES	
Investments in other entities	(572,027)
Net Cash Used in Investing Activities	**(572,027)**
FINANCING ACTIVITIES	
Proceeds from new loans payable	563,618
Net proceeds from shareholder loans	692,424
Net Cash Provided by Financing Activities	**1,256,042**
Net Increase in Cash and Cash Equivalents	**6,573**
Cash and Cash Equivalents, Beginning of Year	14,943
Cash and Cash Equivalents, End of Year	**21,516**

THRIVELAB CO
Statement of Changes in Shareholders' Equity (Deficit)
For the Years Ended December 31, 2025 and 2024

	Share Capital	Accumulated Deficit	Total Equity (Deficit)
Balance, December 31, 2023	2,288,087	(6,869,499)	(4,581,412)
Net loss – 2024	–	(410,455)	(410,455)
Balance, December 31, 2024	**2,288,087**	**(7,279,954)**	**(4,991,867)**
Net loss – 2025	–	(625,837)	(625,837)
Balance, December 31, 2025	**2,288,087**	**(7,905,792)**	**(5,617,705)**

THRIVELAB CO
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Thrivelab Co (the "Company") is a corporation incorporated in the State of California on July 23, 2020, with its principal place of business at 701 North Green Valley Pkwy, Suite 213, Henderson, NV 89074. The Company operates as a digital health and wellness platform providing subscription-based telehealth services, including hormone optimization programs for men and women.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting. Revenues are recognized when earned and expenses are recognized when incurred. The financial statements present comparative figures for the years ended December 31, 2025 and December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized in accordance with ASC Topic 606 when control of promised services is transferred to customers. Revenue consists primarily of subscription fees for telehealth and wellness services. Unearned amounts received in advance are recorded as deferred revenue until earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are stated net of an allowance for doubtful accounts, which is estimated based on the collectability of specific accounts and historical loss experience.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of assets. As of December 31, 2025 and 2024, net fixed assets were $25,248 and $81,798, respectively. Depreciation expense for the year ended December 31, 2025 was approximately $56,550.

Investments in Other Entities

Investments in other entities represent loans receivable and minority equity investments in related entities. These are carried at cost or amortized cost, as applicable. As of December 31, 2025 and 2024, these balances were $1,112,901 and $540,874, respectively.

Cost of Goods Sold

Cost of goods sold consists of direct costs of service delivery, including pharmaceutical products, laboratory processing fees, and other direct clinical costs. For the years ended December 31, 2025 and 2024, cost of goods sold was $2,400,463 and $2,406,674, respectively.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 using the asset and liability method. Deferred tax assets arising from net operating loss carryforwards are fully offset by a valuation allowance due to uncertainty regarding realization.

NOTE 3 — GOING CONCERN

The Company has incurred net losses since inception and had an accumulated deficit of $7,905,792 and a total shareholders' equity deficit of $5,617,705 as of December 31, 2025. Total liabilities of $6,843,108 include $5,699,584 in shareholder loans. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is addressing these conditions through continued focus on subscription revenue, operational efficiency, and ongoing shareholder support. Revenue for 2025 was $5,383,830. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 — REVENUE AND GROSS PROFIT

Net revenue decreased from $6,118,982 in 2024 to $5,383,830 in 2025, a decline of approximately 12%. Cost of goods sold remained relatively stable, resulting in gross profit of $2,983,367 in 2025 versus $3,712,308 in 2024. Gross margin was 55.4% in 2025 compared to 60.7% in 2024.

NOTE 5 — OPERATING EXPENSES

Total operating expenses for the years ended December 31, 2025 and 2024 were $2,901,569 and $2,832,619, respectively, comprising:

　　Sales & marketing: $1,050,873 (2025) and $983,165 (2024).

　　Research & development: $395,318 (2025) and $475,410 (2024).

　　General & administrative: $1,455,378 (2025) and $1,374,044 (2024).

Operating income was $81,798 in 2025 versus $879,689 in 2024.

NOTE 6 — NON-OPERATING INCOME/(EXPENSE)

Non-operating expense for the years ended December 31, 2025 and 2024 was ($707,635) and ($1,290,144), respectively. This primarily comprises interest expense on shareholder loans and other indebtedness, and other non-operating charges. The decline in non-operating expense in 2025 reflects lower net interest costs during the period.

NOTE 7 — SHAREHOLDER LOANS

As of December 31, 2025 and 2024, loans from shareholders totaled $5,699,584 and $5,007,160, respectively. These loans are classified as non-current liabilities. In addition, loans payable to third parties were $651,237 and $87,619 as of December 31, 2025 and 2024, respectively. Interest expense on all outstanding debt is included in non-operating expense (Note 6).

NOTE 8 — DEFERRED REVENUE

Deferred revenue represents subscription fees and service payments received in advance of service delivery. As of December 31, 2025 and 2024, deferred revenue was $75,781 and $62,132, respectively. These amounts are expected to be recognized as revenue within the following twelve months.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Company is not currently a party to any pending or threatened legal proceedings that management believes would have a material adverse effect on the financial statements. The Company is in compliance with all material laws and regulations applicable to its operations.

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to December 31, 2025. No subsequent events have occurred that require recognition in or disclosure to these financial statements pursuant to ASC Section 855-10, Subsequent Events.